**Filed pursuant to
Rule 497(a)
File No. 333-228959
Rule 482ad**

Yieldstreet Prism Fund Update: Q2 2022

Market Summary

- **US equity markets suffered from higher inflation – which pushed the Federal Reserve to accelerate its tightening plans – the continuation of the war in Ukraine and fears of an upcoming recession.**

- **Against this backdrop, shares of the Yieldstreet Prism Fund (the "Fund") declined approximately 0.6% in Q2 2022 and is up approximately 1% YTD, outperforming US Equities and Fixed Income returns.**

- **Private credit and real estate allocations are currently close to 70% of the Fund's holdings.**

The Prism Fund has been resilient so far in 2022



Source: Yieldstreet, as of 03/31/2022

Source: Bloomberg and Yieldstreet calculations | *Past performance is not a guarantee of future returns.*

Markets Update

The dominant market theme for Q2 2022 was the Federal Reserve Open Market Committee's reaction function to a string of elevated inflation readings. Closer to the end of the quarter, US equities plunged into bear territory. However, a deterioration of economic conditions and a decrease in consumer spending triggered a reverse in the 10-year, which had been climbing on the back of higher inflation. Commodities started to level by mid-June after a strong quarter, also signaling the potential for an upcoming economic slowdown.

While the root of the selloff lies in high inflation numbers, geopolitical woes and monetary tightening, it cannot be ignored that a large part of the market's downturn was concentrated in "growthy" tech stocks, a signal of their potential overvaluation, and also – in our view – of the lack of diversification of some existing passive public markets exposure. On the other hand, US economic growth continues to outpace other major global players – namely the EU and China.

US equities ended the quarter down in the double digits, with tech stocks being the largest detractors. The Dow Jones Industrial Index was spared the worst of the selloff, losing approximately 11%, while the S&P 500 was down 16%, while the Nasdaq suffered the most from tech weakness, losing in excess of 22%. For all three averages, H1 2022 has been the worst start of the year since 1970.

The Federal Reserve raised interest rates twice during the quarter, on May 4 and on June 16 – by 50 and 75 basis points, respectively. Nevertheless, the 10-year Treasury yield closed the quarter at 2.9%, with investors starting to price in a potential recession. The S&P 500 US Investment Corporate Bonds Index was down 7% on the quarter, while the corresponding High Yield Corporate Bond Index lost 9%.

Against this backdrop of increased volatility, and with public equities mostly negative across the board in the US, the Fund lost approximately 0.6% in Q2 2022. The Fund distributed $0.20 per share in May and continues to be on pace to meet its 8% target distribution rate for the year.

Positioning

During the quarter, Yieldstreet's investment team increased the Fund's allocation to private credit and marginally reduced real estate exposure. Private credit and real estate holdings combined currently represent approximately 70% of the Fund's assets. Cash also increased marginally during the quarter as a result of inflows and prior investments paying back principal. That said, the Adviser is looking to opportunistically deploy additional capital in an effort to take advantage of potential market dislocations.



Prism's asset allocation as of June 30, 2022



Changes in Asset Allocation, 3/31/2021 to 06/30/2022[1]



¹Notable additions and subtractions are for Q2 2022

Notable New Positions

In line with the most recent shift in the Federal Reserve's monetary policy – with rates projected to increase to 4% according to the central tendency in the "Fed's dot plot" – investment team increased the Fund's exposure to floating rate debt by investing in two opportunities with different risk-return profiles. The floating rate nature of these deals may enable the Fund to benefit from rising rates.

Outlook

The Fund's investment objective is to generate current income. Its secondary objective is capital appreciation. Going forward, macroeconomic conditions in the US are likely to become more challenging, even as inflation appears to have reached its peak. Elevated geopolitical risk and subdued global growth will likely continue to

Target Fund allocation by objective

"Current Income" Objective	70%+
"Capital Appreciation" Objective	10-25%
Cash / Equivalents	2-10%

Performance quoted herein represents past performance, which is not a guarantee of future results. All investing involves risk, including the loss of principal. Investment

returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

This report contains certain unaudited financial information related to YieldStreet Prism Fund Inc. (the "Fund"). Specifically, the Fund's financial information included herein for the quarter ended June 30, 2022 is preliminary and was not subject to an audit or an audit review process or otherwise independently verified and is subject to revision as a result of the audit process currently being undertaken. Such unaudited financial information is being included for informational purposes only.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or Nc Dakota.

1 Past performance is not a guarantee of future returns

2 Source: Bloomberg

3 Source: Bloomberg

4 Source: S&P 500 Investment Grade and High Yield Corporate Bonds Indices

5 Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of

Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the

Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes

6 Source: Yieldstreet, as of 03/31/2022

7 Notable additions and subtractions are for Q2 2022

8 https://www.federalreserve.gov/monetarypolicy/files/fomcprojtabl20220615.pdf

Published: 07/18/2022

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